Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-122917) on Form N-1A of Eagle MLP Strategy Fund, a series of the Northern Lights Fund Trust, of our report dated July 1, 2013, relating to our audit of the financial statements and financial highlights, which appear in the Annual Report on Form N-CSR of Eagle MLP Strategy Fund, a Series of the Northern Lights Fund Trust, for the period  from September 14, 2012 (commencement of operations) through April 30, 2013.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which are part of this Registration Statement.

/s/McGladrey LLP

Denver, Colorado

August 28, 2013